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                       Applied Digital Solutions, Inc.
                        400 Royal Palm Way, Suite 410
                          Palm Beach, Florida 33480
                           Telephone: 561-805-8000
                           Facsimile: 561-805-0001


September 19, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

       Re:      Applied Digital Solutions, Inc.
                Registration Statement on Form S-3
                File No. 333-65140

Ladies and Gentlemen:

         Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, Applied Digital Solutions, Inc. (the "Company") hereby requests the withdrawal of the Registration Statement on Form S-3 (and all exhibits thereto) filed with the Securities and Exchange Commission (the "Commission") on July 13, 2001 (File No. 333-65140) (the "S-3 Registration Statement"). Prior to the effectiveness of the S-3 Registration Statement, the Company became ineligible to use Form S-3. The Company filed a Registration Statement on Form S-1 on December 24, 2001 (File No. 333-75928) registering those shares that were originally to be registered on the S-3 Registration Statement. No securities were sold in connection with the S-3 Registration Statement.

         The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the S-3 Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (561) 805-8000.

                             Very truly yours,

                             /s/ Scott R. Silverman

                             Scott R. Silverman
                             President